MASTERWORKS

AVAILABLE NOW: Kusama ($3,885,000 | 19.5% | 1.35)



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Yayoi Kusama



Price Appreciation of Similar Works

19.5%*

Market Risk-Adjusted Appreciation

1.35	vs.	0.48	vs.	0.55
Kusama's Market		All Art Market		S&P 500

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Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a "Sharpe Ratio." Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The art transaction data is not intended to indicate past or expected performance of any security. The set of similar sales comprise paintings by Yayoi Kusama that, to the best of our ability to determine, match the following criteria: large format white Infinity Nets created after 2000 that measure between 50 inches by 50 inches and 110 inches by 110 inches executed over a dark background, including examples with silver, gray, black and blue palettes. Where the buyer's premium was unavailable due to incomplete data, the respective auction house's buyer's premium rates for 2022 were applied. The data was sourced from publicly available auction records and does not include private sales.

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